HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart

                                November 7, 2011


Paul Monsour
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1 Amendment #5
            File No. 333-174194

     This  office  represents   Vanguard  Energy  Corporation  (the  "Company").
Amendment No. 5 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated November 4, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                    Page Number
                                                                    -----------

1.     Comment complied with.                                              5, 6

2.     Comment complied with.                                                20

3. When the second extension to the Farmout Agreement was signed, the parties handwrote and initialed "November 30, 2011" over the October 15, 2011 date. The parties neglected to change the August 1, 2011 date at the top of the first extension. Nevertheless, the Farmout Agreement has been extended to November 30, 2011.

4.     Comment complied with.                                                28

5.     The disclosure regarding Exxon/Mobile's rights to purchase
       oil has been expanded.                                            28, 29

       The lease subject to the Exxon/Mobile farmout agreement covers lands in the Batson Dome Field. The farmout agreement is a standard form used by Exxon/Mobile. As stated in the second full paragraph on page 29 of the prospectus, the Batson Dome Field produces negligible amounts of gas. You will also note from the reserve report, filed as Exhibit
       99, that none of the Company's reserves are attributable to natural gas. It is not expected that any wells drilled

                                                                    Page Number
                                                                    -----------

       in the Batson Dome Field will produce natural gas in sufficient quantities so as to justify the expense of constructing a pipeline/gathering system which would be needed to collect the gas. Since it is extremely remote that any wells drilled pursuant to the Exxon/Mobile farmout agreement will produce gas in commercial quantities, the Company does not believe that disclosure of Exxon/Mobile's right to purchase gas is necessary.

6.     Comment complied with.                                                36

7.     Comment complied with.                                            48, 49

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                               /s/ William T. Hart
                                           By:
                                               William T. Hart